if you are here in the garden you walk
goats walk the garden every day
learn from a natural farmer the laws of
nature as they emerge through practice
into common sense
you learn to express by association with
natural beings within systems of flow
you practice community until cohesion is
served on a plate
a local meal surrounded by friends
you will understand disruption of
seasons
cycles and history
of culture family and neighbors
of wild places cultivated places and
everything in between
you will sense and begin to puzzle forth
a quilt of succession
you will hear touch and see the microbes
insects and animals who have found this
garden a place of sanctuary
without disruption
if you're not in a garden you may listen
to the teachings of the garden
model the garden visit the garden for
immersions
you may listen and let go of assumptions
fear and hatred
you may be nourished inspired triggered
and calmed
you may gift
be gifted and learn to receive
you desire a garden of your own
you are given repeatable evolving
templates
by which to enter your garden gate
without disruption
there is tragedy of the commons
most of us don't know what legacy
gardens are
we've not been in many in our lives
because they are rare
they require our attention and
experience to truly reveal themselves
if we don't know what a garden is
then we don't know the function of a
garden either
it's been a conundrum for me my quest to
save this particular garden for over a
year to describe the garden by its
functions as a new model of value

and to have its potential fully
understood
functions are understood in terms of
where our food comes from and best
practices through diversity regeneration
and natural systems or laws
we all agree with this think we know
what it means
what i've tasked myself with is to
translate these practices
through the function of an actual
regenerative garden
into a language that money understands
why money
because money pays the banks who own the
garden and if these regen functions we
so highly value
and not our heads at are not of the
money-making kind then they are not
useful within the system of ownership
yet the functions that arise
from a high-functioning regenerative
system require relationships that are
agreement fields
acknowledging place
time and condition
systems that arise from a regenerative
garden may make money but the healthy
sort of contracts are ironically of a
non-fungible nature
there is no transaction that can occur
that is ever the same again
this is because regenerative value is
defined within the ecosystems that are
supported
so are seasonally dependent and
reflective of cultural coherence
ever changing
what is needed most as we evolve from
systems
um
in every way from how we communicate to
how we structure and define work play
and fair share are living models of
regenerative systems
models that are cohesive within local
communities
networked within larger ecosystems and
familiar with emergent web 3
technologies as well as what works
towards building soil restoring degraded

ecologies and growing and curating food
grown locally
needed too is data collection that is at
the same time simple to apply and
repeatable yet flexibly adaptive and
attentive to feedback loops
small matters
this is best done with small scale
adaptions to gain the knowledge and
experience before larger systems
iterations
in natural farming there's a saying
a gardener walks her field every day
this is simply because every day is so
different from the last
and as succession is recognized as the
truest most radical movement we could
participate in we will need eyes and
hearts open to the messages and lessons
we will rejoice in
lala gardens is a one acre demonstration
and showcase garden for permaculture
design
natural farming which is an indigenous
technology an ancient eastern tech
elegantly effective in restoring
microbial diversity
in restoration and cultivation
can be practiced any place any time and
under any condition
utilizing what is around you without
externalities
this means anyone can do it this means
it is repeatable in any environment
truly revolutionary
lala gardens is also poised within the
ecosystem of web3 to be a demonstration
of technologies as a use case in
refining patterns of care and
effectiveness in an intimate creative
environment
lala gardens creates templates and
modules of regenerative lifestyle
including animal husbandry and small
holdings in rural and urban settings
there is immersion here education and
on-site participation
as well as on the ground community
network of support
perhaps there will be a go walk dao
meeting to discuss the allotment of milk

and cheese
by virtue of existing gardens everywhere
by networks rooted in the soil i'm here
to announce there is a pathway
there are agreements
thank you